Exhibit 99.1

Obsidian Energy Announces Participation in the Schachter Catch the Energy Conference

CALGARY, October 19, 2022 - OBSIDIAN ENERGY LTD. (TSX / NYSE American – OBE) (“Obsidian Energy”, the “Company”, “we”, “us” or “our”) announces that we will be participating in the Schachter Catch the Energy Conference (the “Conference”), which will take place on Saturday, October 22, 2022, at Calgary Mount Royal University, Ross Glen Hall, 4825 Mount Royal Gate SW, Calgary, Alberta. The Conference is being held between 7:30 a.m. MT and 5:00 p.m. MT.

Peter Scott, Senior Vice President and Chief Financial Officer will be speaking at 3:30 p.m. MT on October 22 in the Ross Glen A Room. Members of Obsidian Energy’s management team will be available at their exhibitor booth (located in Booths 13 – 21 section) for more information throughout the day.

Interested parties can register for the conference at the following link. The presentation will be available after the event on our website.

CONTACT

OBSIDIAN ENERGY

Suite 200, 207 - 9th Avenue SW, Calgary, Alberta T2P 1K3

Phone: 403-777-2500

Toll Free: 1-866-693-2707

Website: www.obsidianenergy.com;

Investor Relations:

Toll Free: 1-888-770-2633

E-mail: investor.relations@obsidianenergy.com

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